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SEC FILE NUMBER 8- 34205

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 01 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CBIZ Financial Solutions, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Baltimore Street
(No. and Street)

Cumberland	MD	21502
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher T. Mathews 301-777-7550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Johnson Lambert & Co.
(Name – *if individual, state last, first, middle name*)

11710 Plaza America Drive, Suite 300	Reston	VA	20190
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher T. Mathews, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CBIZ Financial Solutions, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Stephen E. Porter
Notary Public, Allegany County, MD
My Commission Expires May 13, 2007

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

CBIZ Financial Solutions, Inc.

Audited Financial Statements

Year ended December 31, 2003
with Report of Independent Auditors

CBIZ Financial Solutions, Inc.

Audited Financial Statements

December 31, 2003

Contents

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Auditors

Board of Directors
CBIZ Financial Solutions, Inc.

We have audited the accompanying statement of financial condition of CBIZ Financial Solutions, Inc. (the Company) as of December 31, 2003 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CBIZ Financial Solutions, Inc. as of December 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules presented on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Johnson Lambert & Co.

Reston, Virginia
February 6, 2004

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

CBIZ Financial Solutions, Inc.

Statement of Financial Condition

December 31, 2003

Assets	
Cash and cash equivalents	$ 1,062,971
Mutual funds	1,000,000
Investment in NASDAQ common stock	3,300
Deposits with clearing organization	50,000
Receivable from clearing organization	38,387
Receivable from customers and other assets	2,248,946
Furniture and equipment, less accumulated depreciation of $91,849	11,342
Total Assets	$ 4,414,946
Liabilities and Stockholder's Equity	
Liabilities	
Due to CBSI affiliates	$ 172,711
Other liabilities	41,254
Total Liabilities	213,965
Stockholder's Equity	
Common stock - $250 par value; 100 shares authorized, issued, and outstanding	25,000
Additional paid-in capital	79,668
Retained earnings	4,096,313
Total Stockholder's Equity	4,200,981
Total Liabilities and Stockholder's Equity	$ 4,414,946

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Income

Year ended December 31, 2003

Revenue	
Investment advisory fees	$ 3,515,259
Commissions and fees	2,214,207
Interest and dividends	22,501
Total Revenue	5,751,967
Expenses	
Employee compensation and benefits	2,732,467
Other operating expenses	1,778,884
Clearing fees	203,606
Management fees	197,274
Insurance	44,433
Rent	42,000
Communications	31,762
Taxes	2,823
Corporate overhead	-
Total Expenses	5,033,249
Income before federal income tax	718,718
Federal income tax provision	-
Net Income	$ 718,718

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows used by operating activities	
Net income	$ 718,718
Add (deduct) items not affecting cash:	
Depreciation of furniture and equipment	7,127
Changes in assets and liabilities:	
Receivable from clearing organization	(19,022)
Receivable from customers and other assets	(74,907)
Prepaid expenses	34,236
Due to CBSI affiliates	(968,702)
Other liabilities	(32,365)
Net cash used by operating activities	(334,915)
Cash flows used by investing activities	
Purchase of investments	(1,000,000)
Cost of acquiring furniture and equipment	(2,403)
Net cash used by investing activities	(1,002,403)
Cash flows used by financing activities	
Dividends paid	(2,000,000)
Net decrease in cash and cash equivalents	(3,337,318)
Cash and cash equivalents at beginning of year	4,400,289
Cash and cash equivalents at end of year	$ 1,062,971

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Statement of Changes in Stockholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance at January 1, 2003	$ 25,000	$ 79,668	$ 5,377,595	$ 5,482,263
Net income	-	-	718,718	718,718
Dividends paid	-	-	(2,000,000)	(2,000,000)
Balance at December 31, 2003	$ 25,000	$ 79,668	$ 4,096,313	$ 4,200,981

See notes to the financial statements.

CBIZ Financial Solutions, Inc.

Notes to the Financial Statements

December 31, 2003

1. Organization and Significant Accounting Policies

Organization

CBIZ Financial Solutions, Inc. (the Company), formerly BGS&G Investment Services, Inc., was incorporated in the State of Maryland on May 14, 1984. The Company is a wholly owned subsidiary of CBSI Management Company (CBSI), which is a wholly owned subsidiary of Century Business Services, Inc. (CBIZ). On January 1, 2001, the Company was merged with Century Retirement & Wealth Management Services, Inc. (CRWMS), another wholly owned subsidiary of CBSI. The combining of the two related entities has been accounted for using historical costs for financial reporting purposes in accordance with accounting principles generally accepted in the United States.

The Company is a full service broker-dealer and registered Investment Advisory firm with its home office in Maryland. The Company currently conducts business in over 30 states across the county. The Company has a securities clearing relationship with National Financial Services Corporation, a company of Fidelity Investments. The Company also provides registered investment advisory services and asset management for qualified retirement plans.

During 2003, BGS&G Insurance Services, a dormant wholly owned subsidiary of the Company was dissolved. Contemporaneous with the dissolution, the net equity of BGS&G Insurance Services was distributed to the Company.

Basis of Reporting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles (GAAP). The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

1. Organization and Significant Accounting Policies (Continued)

Cash and Cash Equivalents

The Company considers money market fund investments and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. At December 31, 2003 approximately 45% of the balance of cash and cash equivalents represents amounts on deposit with National Financial Service Corp.

Mutual Funds

The Company has invested assets in a mutual fund which are carried at fair value.

Investment in NASDAQ Common Stock

The investment held by the Company was a privately offered security that began trading in the national securities market during 2002, resulting in a readily available fair value at December 31, 2003. The investment held by the Company consists of an equity security that is valued at its purchase price, which is not materially different from its fair value.

Furniture and Equipment

Furniture and equipment purchased prior to January 1, 1998 are carried at cost and are depreciated over five to seven years using an accelerated depreciation method. Assets purchased after January 1, 1998 are carried at cost and depreciated over three to ten years on a straight-line basis. Depreciation expense during 2003 was $7,127.

Revenue Recognition

Commission and fee income are recorded on the accrual basis. Commission income and expenses are recorded on the settlement date. There are no material differences between this policy and trade date accounting. Investment advisory fees are invoiced quarterly and recognized when earned.

Profit Sharing Plans

The Company's employees participate in the Century Business Services, Inc. Retirement Savings Plan. The plan provides for contributions by CBIZ and its subsidiaries in such amounts as the Board of Directors may annually determine. The Company's contribution to the plan in 2003 was $41,127 and reflects the company's matching contribution to the 401(k) portion of the Plan.

Concentration of Credit Risk

The Federal Deposit Insurance Corporation (FDIC) insures bank balances up to $100,000 per banking institution. At various times the amounts on deposit in the various bank accounts are in excess of the FDIC limit. Management monitors these balances and believes they do not represent a significant credit risk to the Company.

2. Related Party Transaction

CBIZ Benefits & Insurance Services Inc. (CBIZ B&I), a wholly owned subsidiary of CBSI, provides certain management services to the Company as well as provides the facilities from which the Company conducts its operations. During 2003, the Company incurred management costs of $197,274 and was allocated facility and operating costs of $42,355. Amounts due to CBIZ B&I at December 31, 2003 are included in "Due to CBSI affiliates". At December 31, 2003, the Company had a payable of $172,711 due to CBSI, CBIZ B&I and other CBSI related affiliates.

Effective January 1, 2001, the Company entered into agreements (Agreements) with several subsidiaries of CBIZ. Under the terms of these Agreements, investment advisory fees generated by employees of the various subsidiaries, who are investment advisory representatives of the Company, would be recognized and recorded by the Company. Further, the agreements provided that the expenses associated with these investment advisory representatives would remain the liability of the various subsidiaries for whom they are employed.

Effective January 1, 2003, the Company amended the Agreement with one of its affiliates. The amended Agreement provides for the allocation of direct expenses, such as sales commissions, trustee fees and TPA fees, and indirect expenses, such as salaries & benefits, insurance, supplies and software amortization, from the affiliate to the Company. During 2003, pursuant to the amended Agreement, the Company recorded $2,981,950 of investment advisory fees and $2,645,790 of direct and indirect expenses related to that investment advisory activity. There were no changes to any of the other Agreements with affiliates.

The Company also has an arrangement with National Planning Corporation (NPC), an unaffiliated full service broker-dealer, which provides for commissions generated by employees of CBIZ's subsidiaries, who are registered broker-dealer representatives of NPC. Under the terms of this arrangement the related compensation for these representatives remains with the employing CBIZ subsidiary. Effective January 1, 2003 commissions from NPC were paid directly to the brokers. Consequently, the Company no longer receives or records any commission revenue from NPC.

Management has not quantified the value of the expenses incurred and absorbed by other CBIZ subsidiaries on behalf of the Company related to these agreements.

In June and December 2003, the Company declared and paid cash dividends totaling $2,000,000 to its parent, CBSI.

3. Regulatory Requirements

The Company must maintain separate accounts for the exclusive benefit of customers in accordance with Securities and Exchange Commission Rule 15c3-3 and comply with segregation requirements under Section 4d(2) of the Commodity Exchange Act as determined by periodic computations. The rules allow the Company to maintain the required amount in cash or in qualified securities.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003 the Company had net capital of $1,727,703, which exceeded its capital requirements of $250,000 and had a ratio of aggregate indebtedness to net capital of .12 to 1.

All customer transactions are cleared through another broker dealer on a fully disclosed basis; therefore, the Company claims exemption from SEC Rule 15c3-3 under Section k (2)(ii).

4. Income Taxes

The Company is included in CBIZ's consolidated federal income tax return. An individual state income tax return is filed for the Company. Taxes, if any, are paid on behalf of the Company by CBIZ. CBIZ does not intend to be reimbursed by the Company for any taxes it has paid on behalf of its subsidiary and therefore there is no income tax expense allocated to or recorded by the Company.

Supplementary Information

CBIZ Financial Solutions, Inc. and Subsidiary

Schedule of Computation of Net Capital under Rule 15c3-1 of The Securities and Exchange Commission

As of December 31, 2003

Net capital:	
Total stockholder's equity qualified for net capital	$ 4,200,981
Add liabilities subordinated borrowings allowable in computation of net capital	-
Total capital and allowable subordinated borrowings	4,200,981
Deductions and/or charges:	
12B-1 fees receivable	(38,387)
Receivables from customers and other assets	(2,248,946)
Furniture and equipment	(11,342)
Excess fidelity bond coverage	(70,000)
Net capital before haircuts on securities positions	1,832,306
Haircuts on securities (stock, money market and mutual funds)	(104,603)
Net capital	$ 1,727,703
Aggregate indebtedness	$ 213,965
Computation of basic net capital requirement:	
Minimum net capital required	$ 250,000
Excess net capital	$ 1,477,703
Ratio: Aggregate indebtedness to net capital	.12 to 1
Reconciliation with Company's Computation (included in Part II of Form X-17A-5 as of December 31, 2003)	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 1,794,861
Additional haircut on securities	(67,158)
Net capital per above	$ 1,727,703

CBIZ Financial Solutions, Inc. and Subsidiary

Computation for Determination of Reserve Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2003

Rule 15c3-3 is intended to limit the broker-dealers use of customer funds. The rule requires the reserve to be calculated as the excess of customer-related credits over customer-related debits. The total credits and debits amounted to $0 at December 31, 2003. No deposit was required.

Pursuant to Paragraph (d) (4) of Rule 17a-5, there are no material differences between this reserve computation required pursuant to Rule 15c3-3 and the corresponding computation prepared by and included in the Company's unaudited part II FOCUS Report filing as of the same date.

CBIZ Financial Solutions, Inc. and Subsidiary

Information Relating to Possession or Control Requirements under Rule 15c3-3 of The Securities and Exchange Commission

December 31, 2003

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.

   A. Number of items – NONE $ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   A. Number of items – NONE $ -

Other Information

JOHNSON LAMBERT & CO.
CPAs AND CONSULTANTS

Report of Independent Accountants on Internal Accounting Control Required by Sec Rule 17a-5

Board of Directors of
CBIZ Financial Solutions, Inc.

In planning and performing our audit of the financial statements of CBIZ Financial Solutions, Inc. (the Company) for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission) we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) making the periodic computations of aggregate indebtedness and net capital under Rule17a-3(a)(11) and the reserve required by Rule 15c3-3(e)

(2) making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-1 3

(3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

(4) obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

WWW.JLCO.COM

7500 OLD GEORGETOWN ROAD, SUITE 700, BETHESDA, MD 20814 • PHONE: 301-656-0040 • FAX: 301-656-0716
11710 PLAZA AMERICA DRIVE, SUITE 300, RESTON, VA 20190 • PHONE: 703-679-1900 • FAX: 703-707-1630

BETHESDA, MD • BURLINGTON, VT • CHARLESTON, SC • RALEIGH, NC • RESTON, VA

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intending solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Johnson Lambert & Co.

Reston, Virginia
February 6, 2004